AB 3/10 KH 3/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
112

SEC FILE NUMBER
8- 53652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Smith Street
(No. and Street)

Charleston (City) SC (State) 29401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kenney 843-577-2738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenberg & Company LLC
(Name – *if individual, state last, first, middle name*)

500 Morris Avenue, Springfield, NJ 07081
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11018969

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, Jonathan Kenney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARTHA M. MCCAIN
Notary Public for South Carolina
My Commission Expires 10-31-2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

JK SECURITIES, INC.

CONTENTS

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
JK Securities, Inc.

We have audited the accompanying statement of financial condition of JK Securities, Inc. as of December 31, 2010 (the Company), and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JK Securities, Inc. as of December 31, 2010, and the results of its operations and cash flows, and changes in shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, New Jersey
January 29, 2011

JK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

Cash	$	31,303
Receivable from broker		619,168
Securiaties owned at market value		1,194,460
Deposit with clearing broker		100,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,875		6,486
Other assets		3,976
Total Assets	$	1,955,393

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Payable to broker	$	1,189,641
Accounts payable, accrued expenses and other liabilities		28,232
Total Liabilities		1,217,873

SHAREHOLDERS' EQUITY

Common stock, $2 par value; 1,000 shares authorized, 500 shares issued and outstanding		1,000
Additional paid-in-capital		479,164
Retained earnings		257,356
		737,520
Total Liabilities and Shareholders' Equity	$	1,955,393

See accountants' report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

REVENUE		
Trading gains and losses, net	$	1,148,972
Unrealized gain on securities		16,814
Interest income		97,593
Other income		694
Total Revenue		1,264,073
EXPENSES		
Employee compensation and related benefits		180,081
Clearing and execution costs		69,894
Interest expense		60,485
Rent and occupancy		23,174
Subscriptions		46,529
Professional fees		19,750
Insurance		12,192
Other operating expenses		120,082
Total Expenses		532,187
NET INCOME	$	731,886

See accountants' report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 731,886
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker	133,116
Decrease in securities owned	447,334
Decrease in payable to broker	(448,953)
Increase in accounts payable, accrued expenses and other liabilities	7,921
Net cash provided by operating activities	871,304
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholder	(929,000)
Net cash used in financing activities	
NET DECREASE IN CASH	(57,696)
CASH AT BEGINNING OF YEAR	88,999
CASH AT END OF YEAR	$ 31,303

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
State Income Taxes	$ 495
Interest	$ 60,485

See accountants' report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS'
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 1,000	$ 479,164	$ 454,470	$ 934,634
Distributions to stockholder			(929,000)	(929,000)
Net Income	-	-	731,886	731,886
Balance, December 31, 2010	$ 1,000	$ 479,164	$ 257,356	$ 737,520

See accountants' report and notes to the financial statements.

JK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1. ORGANIZATION AND NATURE OF OPERATIONS

JK Securities, Inc. (the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

REVENUE RECOGNITION AND SECURITIES OWNED

Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See Note 3 for fair value information.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from three to seven years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material. Depreciation expense for the year ended December 31, 2010 is zero.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. FAIR VALUE MEASUREMENT

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	12/31/10	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$1,194,460	$1,194,460

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique.
Comparable sales are used as inputs.

	Revenue For the Year Ended December 31, 2010
The amount of total gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to assets still held at the reporting date.	$ 16,814
Total unrealized gains included in earnings	$ 16,814

4. RECEIVABLE FROM AND PAYABLE TO BROKERS

The Company clears its proprietary transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with one of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. The account earns interest at the broker's cost of carry plus 100 basis points. The amount payable to one of its clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with one of the Company's brokers, the Company can borrow up to 100 percent of the value of the securities owned by the Company.

Amounts receivable from and payable to the brokers at December 31, 2010, consist of the following:

	Receivable	Payable
Trading income receivable	$ 111,185	$ 11,995
Inventory reserve (cash on deposit) (1)	484,656	0
Due to the broker (2)	0	1,177,646

(1) Inventory reserve required by the broker is $129,038.
(2) Securities collateralized are $1,194,460.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

(Continued)

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

The Company's financial instruments, including cash, receivables, securities, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. OPERATING LEASE

The Company leases office space on a month-to-month basis from the president of the Company. Rental expense charged to operations for the year ended December 31, 2010 was $23,174. The Company also leases an auto under a thirty-six month operating lease expiring in April 2013, requiring monthly payments of $1,557. Future minimum lease commitments as of December 31, 2010 total $18,683 for 2011, $18,683 for 2012 and $4,671 for 2013.

7. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $679,646, which was $579,646 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.79 to 1 at December 31, 2010.

8. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

JK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
YEAR ENDED DECEMBER 31, 2010

Total shareholder's equity	$	737,520
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		6,486
Other assets		3,976
Net capital before haircuts on proprietary positions		727,058
Haircuts on secuities:		
State and municipal government obligations		45,412
Money market funds		2,000
		47,412
Net capital		679,646
Net capital requirement		100,000
Excess net capital	$	579,646
Aggregate indebtedness		
Payable to broker	$	1,189,641
Accounts payable, accrued expenses and other liabilities		28,232
Total aggregate indebtedness	$	1,217,873
Ratio of aggregate indebtedness to net capital		1.79 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	81,192
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)	$	100,000
Excess net capital	$	579,646
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	557,860

RECONCILIATION TO UNAUDITED FORM K-17A-5 PART IIA

Net capital reported above	$	727,058
Haircuts on securities - municipal bond and money market fund		(47,412)
Rounding variance		1
Net capital - per form X-17A-5 Part IIA	$	679,647

GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors of
JK Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of JK Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's, above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, or report financial data reliably in accordance with generally accepted accounting principles such that there is a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Greenberg & Company LLC

Springfield, New Jersey
January 29, 2011